March 6, 2008	Mark C. Amorosi D 202.778.9351 F 202.778.9100 mark.amorosi@klgates.com

VIA EDGAR

Ms. Linda Stirling

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Comments on Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A of The 787 Fund, Inc. (File Nos. 333-141582; 811-22041)

Dear Ms. Stirling:

On behalf of the above-referenced registrant, set forth below are the comments that you provided on January 29, 2008 concerning Post-Effective Amendment No. 2 to the Registration Statement on Form N-1A (the “Post-Effective Amendment”) of The 787 Fund, Inc. (the “Company”), which was filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 21, 2007, and the Company’s responses thereto. Your comments are set forth in italics and are followed by the Company’s responses, which are reflected in Post-Effective Amendment No. 3 to the Trust’s Registration Statement, as filed with the SEC today. Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

STATEMENT OF ADDITIONAL INFORMATION

1.	Additional Investment Strategies and Risks

(a)	Please note that the disclosure on page 4 regarding Brady Bonds states that they “have been issued only recently.” As Brady Bonds have been issued for the last 20 years, please revise accordingly.

The Company has deleted the referenced disclosure.

(b)	Please confirm that the portfolio turnover disclosure on page 22 complies with the requirements of Form N-1A. In particular, to the extent required by the Form, please include the relevant percentage rates of portfolio turnover for the Fund.

The Company confirms that the disclosure regarding portfolio turnover on page 22 of the SAI includes the disclosure required by Item 11(e) of Form N-1A.

Linda Stirling

March 6, 2008

2.	Investment Advisory and Other Services

In the third paragraph on page 29, please clarify the capacity in which ECM was paid by the fund for the fiscal year ended October 31, 2007.

The Company has made the requested change.

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Should you have any further comments on these matters, or any questions, please contact Andrea Ottomanelli Magovern at (202) 778-9178 or me at (202) 778-9351.

Sincerely,

/s/ Mark C. Amorosi
Mark C. Amorosi

cc:	Patricia Louie, Esq.
AXA Equitable Life Insurance Company
Andrea Ottomanelli Magovern, Esq.
Kirkpatrick & Lockhart Preston Gates Ellis LLP